June 8, 2018


Martin A. Kropelnicki
Chief Executive Officer
California Water Service Group
1720 North First Street
San Jose, CA, 95112

       Re:    SJW Group
              DFAN14As filed May 14, 2018 and June 1, 2018
              Response letters (2) dated June 7, 2018
              Filed by California Water Service Group
              File No. 001-08966

Dear Mr. Kropelnicki:

       We received your two response letters dated June 7, 2018 and referenced above, responding to our comment letters dated May 31, 2018 and June 1, 2018. However, after reviewing your responses, we are unclear what you mean by acknowledging our comments.
Please clarify in each instance whether you undertake to comply with the comment. If not and you disagree with the comment, please so state and explain why, so that we can consider your response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Mara
Ransom, Assistant Director, Office of Consumer Products, at (202) 551-3720, or me at (202)
551- 3263 with any other questions.

                                                          Sincerely,


                                                          /s/ Christina Chalk


                                                          Christina Chalk
                                                          Senior Special
Counsel
                                                          Office of Mergers and
Acquisitions



cc:    Eduardo Gallardo, Esq. (via email)